November 28, 2005
Ms. Ibolya Ignat
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Erie Family Life Insurance Company
Amended Form 10-K for fiscal year ended December 31, 2004
File No. 002-39458
Dear Ms. Ignat:
Erie Family Life hereby submits this additional correspondence in response to the staff’s letter dated October 3, 2005.
The Company acknowledges that:
☐ The Company is responsible for the adequacy and accuracy of the disclosure in the filings,

☐ Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and

☐ The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSES
Financial Statements, page 30
4. Investments, page 42
With regard to the Company’s statements of cash flows, after additional consideration and review of the Audit Guide for Depository and Lending Institutions, specifically Chapter 6, paragraph 6.2, the Company will reclassify its securities lending activities to financing from investing beginning with the 2005 annual report on Form 10-K.
Sincerely,

\s\	Philip A. Garcia
Philip A. Garcia
Executive Vice President & Chief Financial Officer